

April 30, 2015

Via E-mail
Jeff E. Margolis
Vice President, Treasurer, Secretary and Director
Cortex Pharmaceuticals, Inc.
126 Valley Road, Suite C
Glen Rock, New Jersey 07452

    Re: Cortex Pharmaceuticals, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed April 23, 2015
            File No. 001-16467

Dear Mr. Margolis:

We have limited our review of your preliminary information statement to the issue addressed in our comment. Please respond to this letter by amending your filing as requested. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to your preliminary information statement and the information you provide in response to this comment, we may have additional comments.

<u>Summary of Corporate Actions, page 1</u>

1. Please amend this disclosure to state, if true, that you have no plans, arrangements, agreements or understandings for the newly authorized but unissued common shares resulting from the amendment to your Certificate of Incorporation. If you do have any such plans, arrangements, etc. for these shares, please amend your disclosure to describe them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (2020 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: James M. Fischer
        Drinker Biddle & Reath LLP
        600 Campus Dr.
        Florham Park, NJ 07932-1047